Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

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This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

Statoil completes Cocuina-2X well

Statoil has completed the drilling of Cocuina-2X, as part of a three-well exploration campaign in Block 4 of Plataforma Deltana, off eastern Venezuela.

The well, located 240 kilometres from the Orinoco Delta, was drilled to a total depth of 3,406 metres. A total of three intervals were tested in which dry gas was confirmed. The true potential of Block 4 cannot be confirmed until the whole exploration programme has been completed.

"Statoil sees the completion of Cocuina as the first achievement on this exploratory campaign" says Thore E Kristiansen, president of Statoil Venezuela. "The well was drilled with an excellent safety record and no serious incidents," Mr Kristiansen notes.

The drilling rig is being moved this week to the next well location, Ballena-1X, to drill in 350 metres of water. No well has ever been drilled in deeper water in Venezuela to date.

Plataforma Deltana Block 4 is a licence awarded to Statoil by the Venezuelan government in 2003. Statoil is the operator of the licence with a 51% share and Total holds 49%. PDVSA Gas has the option to participate up to 35% once a commercial discovery has been declared.

Statoil has been present in Venezuela for 11 years and participates in the Sincor project together with PDVSA and Total. Sincor is recognised as the most successful project in the Orinoco Belt and produces, upgrades, and commercialises extra heavy crude oil.

Further information from Statoil ASA:
www.statoil.com